U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 Amendment No. 1
                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           NEVADA STAR RESOURCE CORP.
                 (Name of Small Business Issuer in its charter)


     State of Washington                                98-0155690
     ----------------------------------------           -------------------
     (State or other jurisdiction                       (I.R.S. Employer
     of incorporation or organization)                  Identification No.)

     10735 Stone Avenue North
     Seattle, WA                                        98133
     ----------------------------------------           -------------------
     (Address of principal executive offices)           (Zip Code)

     (Issuer's telephone number, including area code)   (206) 367-2525

     Securities to be registered under Section 12(b) of the Act:

                                                  Name of each exchange on
                                                  which each class is to be
     Title of each class to be so registered:     registered:
     ----------------------------------------     -------------------------
     None                                         None

     Securities registered under Section 12(g) of the Act:

     Common Stock
     ----------------------------------------
     (Title of class)

                           NEVADA STAR RESOURCE CORP.
                                  FORM 10 SB/A


     DESCRIPTION                                           SUBMISSION PAGE

     PART I

     ITEM 1  DESCRIPTION OF BUSINESS
     ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
             PLAN OF OPERATION
     ITEM 3  DESCRIPTION OF PROPERTY
     ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
             OWNERS AND MANAGEMENT
     ITEM 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
             AND CONTROL PERSONS
     ITEM 6  EXECUTIVE COMPENSATION
     ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     ITEM 8  DESCRIPTION OF SECURITIES

     PART II

     ITEM 1  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
             COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
     ITEM 2  LEGAL PROCEEDINGS
     ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES
     ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     PART F/S

     PART III

     ITEM 1  INDEX TO EXHIBITS
     ITEM 2  DESCRIPTION OF EXHIBITS

     SIGNATURES

     EXHIBIT EX-3.(i)

     EXHIBIT EX-3.(ii)

     EXHIBIT EX-3.(iii)

     EXHIBIT EX-21

     EXHIBIT EX-27

     Correspondence
       Shareholders

     PART I

     ITEM 1.  DESCRIPTION OF  BUSINESS

     Nevada Star Resource Corp.. (together with its subsidiaries, "NSR" or the "Company"), is engaged in the business of acquiring, exploring and developing mineral properties, primarily those containing copper, gold, silver and associated base and precious metals. All of the Company's properties are currently in the exploration stage, which is in the stage of determining feasibility for development. No reserves have been identified on any of the NSR properties.

     The Company was incorporated under the laws of the Company Act of British Columbia, Canada on April 29, 1987. In 1992 the Company made an offer to acquire certain mineral exploration properties locted in Sonora, Mexico. Those properties were controlled by a Pacific Rainier, Inc. a privately held company controlled by Monty D. Moore. At the time of the offer Mr. Moore was not an affiliate of Nevada Star Resources. The acquisition price, which was eventually paid through the issuance of shares of the Company to Pacific Rainier, Inc. The terms of the transaction were approved by the Vancouver Stock Exchange. The deemed value of the shares to be issued to Pacific Rainier, Inc. was higher than the current market price for the shares. After the completion of the acquisition of the properties from Pacific Rainier. Inc., Mr. Moore invested monies in the Company to enable the Company to continue its exploration activities. Mr. Moore became the President and a Director of the Company in 1993. Since that time Mr. Moore has made in excess of $700,000 of interest-free advances to the Company to fund its operations.

     On June 17, 1998 the Company was continued into the Yukon under
     Section 190 of the Yukon Business Corporation Act. The Company conducts its operations through its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation and Nevada Star Resource de Mexico, S.A. de C.V., a wholly-owned subsidiary of Nevada Star Resource Corp. (U.S.). The Company's executive offices are located at 10735 Stone Avenue North, Seattle, WA 98133, Tel. (206) 367-2525. Unless otherwise noted, all dollar amounts are quoted in Canadian Dollars.

     Employees
     ---------
     The Company has no paid employees. NSR relies primarily upon the use of consultants to accomplish its exploration activities. None of the Company's executive officers are employed by the Company. Management services are provided on an "as-needed" basis without compensation, generally less than five hours per week. The Company has no oral or writen contracts for services with any member of management.

     One director, Stuart Havenstrite provides approximately 40 hours of geologic consulting services per week to the Company. Director Rick Havenstrite, P.E. was employed full-time on the Milford, Utah property to perform mining engineering services. In March, 1999, Mr. Havenstrite was reduced to 1/2 time and compensation. His employment was terminated on May 15, 1999 because the project was completed. The Company expects that it will re-employ Mr. Havenstrite at such time as his services are again required. Other consultants are retained on the basis of ability and experience. There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company's operations pursuant to which any person would be hired, compensated or paid a finder's fee.

     Competition
     -----------
     There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

     Properties
     ----------
     The Company presently operates from office space provided on a rent free basis by the Company's president, Monty D. Moore. In the event that this space becomes unavailable in the future the Company will seek to lease office space from an unaffiliated party at prevailing competitive rates.

     Government Regulation and Environmental Concerns.
     -------------------------------------------------
     The Company is committed to complying and, to its knowledge, is in compliance with all governmental and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. The Company cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of the Company's U.S. properties, including those with respect to unpatented mining claims.

     The Company's activities are not only subject to extensive federal, state and local regulations controlling the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. Also, as discussed above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with know standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company is not presently aware of any specific material environmental constraint affecting its properties that would preclude the economic development or operation of any specific property.

     If the Company becomes more active on its U.S. properties, it is reasonable to expect that compliance with environmental regulations will increase costs to the Company. Such compliance may include feasibility studies on the surface impact of the Company's proposed operations; costs associated with minimizing surface impact; water treatment and protection; reclamation activities, including rehabilitation of various sites; on-going efforts at alleviating the mining impact on wildlife; and permits or bonds as may be required to ensure the Company's compliance with applicable regulations. It is possible that the costs and delays associated with such compliance could become so prohibitive that the Company may decide to not proceed with exploration, development, or mining operations on any of its mineral properties.

     Offshore Regulation.
     --------------------
     The Company is aware of comparable environmental regulation in offshore counties where it operates. The Company is committed to full compliance with the regulations and has engaged legal counsel in Mexico who will, in part, assist the Company to assure compliance.

     The Company is prepared to engage additional professionals, if necessary, to ensure regulatory compliance but in the near term expects its activities to require minimal regulatory oversight. If the Company expends the scope of its activities in the future it is reasonable to expect expenditures on compliance to rise. Based upon the experience of other companies with which the Company is familiar, management believes the costs of environmental regulation offshore will be somewhat lower than costs typical in the United States.


     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     Plan of Operation
     -----------------
     NSR's plan of operation for the next twelve months will consist of property maintenance and exploration work on its properties in the Milford District in Beaver County, Utah and its Alaska Nickel-Platinum-Copper property. The Company is currently negotiating joint-venture or lease-option agreements with unaffiliated third parties on its La Cienega, Yaqui Placer and Gold Hill properties.

     The Company anticipates that it will utilize the services of independent consultants to accomplish its maintenance and exploration work and therefore does not anticipate that there will be a significant increase in the number of employees.

     In order to meet its cash requirements for the nest twelve months NSR will be required to raise additional funds. The Company expects to accomplish this through the sale of additional equity.

     Although the Company intends to aggressively seek to acquire additional exploration properties of merit, at the present time the Company has no specific current plans, arrangements, agreements or undertakings to acquire any additional exploration properties.

     Year 2000 Issues
     ----------------
     Throughout the information technology industry, the use of two-digit fields was common practice in the design of hardware, systems software proprietary applications and system interfaces. The Year 2000 problem is pervasive and complex. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

     The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures and has assessed Year 2000 risks. This assessment has included the identification of necessary changes to computer hardware and software applications that will attempt to ensure availability and integrity of the Company's information systems and the reliability of its financial and operational systems.

     The Company has reviewed its financial, information and operational systems in order to identify those products, services or systems that are not Year 2000 compliant. As a result of this review, the Company has determined that only nominal modification or replacement of certain information systems may be required to ensure that the Company will be Year 2000 compliant. These modifications and replacements are being, and will continue to be, made in conjunction with the Company's overall systems upgrading. The total cost of these Year 2000 compliance activities is not anticipated to be material to the Company's financial position or its results of operations

     Based on available information, the Company does not believe any material exposure to significant business interruption exists as a result of Year 2000 compliance issues. These costs and the timing in which the Company plans to complete its Year 2000 modifications are based on management's best estimates. However, there can be no assurance that the Company will timely identify and remediate all significant Year 2000 problems, that remedial efforts will involve significant time and expense, or that such problems will not have a material adverse effect on the Company's business, results of operations or financial position. The Company does not anticipate any impact in the event of electrical supply problems because self-reliant power generation is available on site for the daily operations of the Company.

     The Company also faces risk to the extent that its vendors, service providers and others with whom the Company transacts business may not comply with Year 2000 requirements. In October, 1999, the Company intends to initiated formal communications with significant borrowers, vendors and service providers to determine the extent to which the Company is vulnerable to these third parties failure to remediate their own Year 2000 issues. In the event any such third parties are not Year 2000 compliant, the Company's results of operations could be materially adversely affected.


     ITEM 3.  DESCRIPTION OF PROPERTY.

     MILFORD DISTRICT

     Property Location and Accessibility

     The Milford District property consists of 55 patented mining claims, 232 unpatented mining claims, five Utah State leases, and 93 acres of fee land, aggregating approximately 8,200 acres. The Company has two exploration targets in the district, the Cortex and OK properties.

     The property lies within approximately10 miles northwest of the town of Milford in Beaver County, Utah. Milford has a population of 1,200 and is a major division point on the Union Pacific Railroad. Milford has typical facilities for a town of its size. NSR owns a railroad spur right of way 9 miles east of the property where sulfuric acid can be received and trucked to the property, where copper cathodes can be loaded and shipped to market. Electric power adequate to service the processing facility is available 5 miles from the property.

     The property can be accessed from Milford by traveling 4 miles west-northwest on Utah State Highway 21, then 6 miles north-northwest on a graveled county-maintained road. Access is excellent year round.

     The property lies at an elevation of 5,000 to 6,200 ft. in moderately rugged hills surrounded by alluvial pediment. Climate is typical of the Great Basin: temperatures range from 0 degrees F to 100 degrees F, with average highs in the summer of 80 degrees F; lows in the summer of 50 degrees F; average highs in winter of 40 degrees F; and average lows in winter of 25 degrees F. Precipitation averages 10 inches annually with approximately 50% coming as snow.

     History
     -------
     The Milford district was organized in 1872 but had only small and intermittent production prior to 1962. Most of the early production was from the Old Hickory tungsten mine and the Montreal iron mine. The pre-1962 production had a total value of less than $3 million.

     Early in the 1960's a group of former US Steel geologists recognized that copper in this district was intimately associated with magnetite. An extensive ground magnetic survey of the district showed several strong magnetic anomalies, most of them buried beneath alluvium.

     Subsequent drilling demonstrated that most of the anomalies were associated with significant copper deposits.

     Several companies partially mined the deposits delineated by the drilling. These deposits included the Bawana deposit, located on ground presently controlled by other parties, and the Hidden Treasure and Maria deposits, now optioned to Nevada Star. A flotation plant was constructed to process the ores and later and acid leach circuit was added. The copper concentrate and cement copper produced from the leaching process was sold to copper smelters for final processing.

     According to NSR, the OK property was mined and, according to published figures, produced 900,000 tons of copper ore grading 1.25% copper from 1967 until 1974. The ore was processed at the Essex mill, located 3 miles west-northwest of Milford. The mill was a combination flotation and acid vat leach facility sized at 850 tons per day, built to process OK intrusion-hosted ores as well as skarn ores from the Cortex property. Production from the entire district is reported as 22,300 tons of copper contained in 2,010,000 tons of ore grading 1.59% Cu..

     The property lay idle until the early 1990s, when Cortex acquired the Hidden Treasure Mine and deposit, Maria mine and deposit, Copper Ranch deposit, and surrounding ground. Cortex conducted confirmation drilling on the Copper Ranch deposit and did extensive sampling and metallurgical test work on the Maria deposit. The copper appears to be acid leachable in the Maria ores. Cortex agreed in late 1997 to sell the property to Nevada Star rather than develop it itself.

     The OK properties lay idle until the early 1990's when Centurion acquired the OK Mine and surrounding ground and conducted confirmation drilling on the OK mine. The program also drilled eastward along trend defining additional copper mineralization in the vicinity of the Mary I mine about one mile to the east. Centurion decided in late 1997 to option the property to NSR rather than develop it.

     Geology
     -------
     Much of the geologic work and geologic interpretations done in the district were conducted by Peter Joraleman in the 1970's and reported in COPPER RESOURCES OF THE ROCKY DISTRICT, BEAVER COUNTY, UTAH, 1980, prepared for the Toledo Mining company. Much of the discussion given below is from his report and augmented by more recent data compiled by NSR and MDA.

     The Milford district lies within an east-trending belt of altered granite to diorite intrusives. Mineralization is dated at Cretaceous through late Tertiary. Regional controls on mineralization are thought to be deep-seated crustal structures. The area is on the eastern leading edge of a Late Mesozoic to Early Tertiary Sevier thrust system with the mountains comprising the hanging wall of the eastern Mineral Mountains complex. The Mineral Mountains complex consists of thick Palezoic through mid-Mesozoic carbonate and clastic rocks. Geology of the Milford district is structurally complex, as it has been subjected to compression and later extension from the Mesozoic Period through the Tertiary Period.

     Oligocene volcanic rocks consisting of andesite flows and pyroclastic rocks were extruded over much of the area, and these rocks were then intruded by a series of Oligocene rocks related to the Mineral Mountain batholith.

     The Southern corner of the project is underlain by a fine to medium-grained grondiorite stock composed of plagioclase, quartz, and biotite with minor orthoclase, hornblende, and magnetite. there are also small outcrops of quartz monzonite of the Rocky Mountain Stock.

     To the north and northeast of the OK mine, there are several altered porphyritic dikes which contain abundant magnetite and chalcopyrite within a zone of disseminated and vein-controlled mineralization. Two small outcrops of quartz monzonite occur west of the OK within the volcanic rocks.

     Mineralization
     --------------
        Mineral Deposit Descriptions

        Copper deposits in the Milford district occur as four distinct types:

        TYPE 1 copper deposits occur in pipe-shaped deposits entirely contained in silicified quartz monzonite or granodiorite; the best example of this is the OK deposit. Nearby on trend is the Mary I deposit which is similar though less silicified. Chalcopyrite and bornite occur with minor molybedenite. About 75% of the sulfide minerals have been oxidized to tenorite, chrysocolla, malachite and azurite. Gold and silver are present, but are not of economic significance when acid leaching is used to recover the copper.

        This type 1 deposit is known to occur only on the OK property. The OK deposit has been explored with nearly 200 holes drilled by several operators from 1964 until 1997. The OK deposit is approximately 1,200 ft. long, averages 100 ft. wide, and has been delineated by drilling to a depth of up to 500 ft. Preliminary pit designs by NSR take the pit to a depth of 400 ft.

        The Mary I deposit has been explored with approximately 50 drill holes. The deposit, as presently defined, is 600 ft. long, 150 ft. wide and has been delineated by drilling to a depth of 150 ft.. These deposits have been delineated on approximately 100 ft. spacing or closer though the deposit is not completely drilled out.

        TYPE 2 copper deposits occur in bodies of garnet-magnetite skarn adjacent to quartz monzonite. These deposits form elongated tabular zones of irregular orientation. Deposits of this type include the Hidden Treasure, Maria, and Copper Ranch deposits. These deposits are not as continuous as Type I and require closer drill hole spacing.

        TYPE 3 deposits consist of remobilized copper occurring in sediments and associated with calcite. Currently the Sunrise deposit is the only known example of this type. The Sunrise deposit is not related to skarn mineralization, and is low in magnetite. The Sunrise deposit occurs partly on Cortex property and partly on claims controlled by others.

        TYPE 4 deposits, which are of no apparent economic importance, are iron deposits consisting of magnetic skarn with no associated copper.

     Feasibility Study
     -----------------
     In 1998 NSR commissioned a feasibility study to evaluate the Company's properties in the Milford District. Three independent engineering companies evaluated the property. The Company spent approximately $800,000 on the studies including data confirmation, ore reserve calculation, pit design, metallurgical test work, engineering studies and capital cost estimation. The feasibility study concludes that "open pit mining, acid leaching and solvent extraction-electrowinning can produce LME grade A cathode copper at the property and provide positive economic returns at sale prices above $0.75 per pound copper.

     The Company plans to continue property maintenance and exploration during 1999, but will not commence plant construction or mine development until the price of copper improves and the status of the resource can be upgraded from mineralization to reserves.

     Terms of Acquisition
     --------------------
     By an agreement dated November 7, 1997 between the Company and Centurion Mines Corporation (the "Vendor"), the Company will purchase copper properties in four townships in Beaver County, Utah. Consideration will be the issuance of 2 million common shares of the Company over five years. The vendor also retains a 12% net profits interest to apply to all copper production coming from any claims. Deferred exploration and development expenditures of $597,003 have been incurred to date by the Company on the property.

     By an agreement dated November 4, 1997 between the Company and Cortex Mining & Exploration Co. Inc. (the "CME"), the Company will purchase mining claims in Beaver County, Utah. Consideration will be 2 million common shares of the Company issued in two tranches: one million shares upon closing and another one million upon the Company's successful completion of a favourable feasibility study or upon commencement of commercial production. The CME also retains a 2% net smelter return royalty which will not exceed 3 million dollars (U.S.) in aggregate. The Company will also grant to Cortex one million warrants for the Company's common shares, price at $1.00 U.S. per share.

     A finder's fee of 225,000 shares at a deemed price of $0.65 CDN. is payable.

     EAGLE (RIO YAQUI) PROPERTY

     Property Location and Availbility
     ---------------------------------
     The Yaqui placer gold property is located in southeastern Sonora State, Mexico, about 160 kilometers east-southeast of Hermosillo, the state capital and the main supply and trading centre in the State. The property consists of the Eagle, Eagle I, Eagle II and Yaqui I claims comprising 392 hectares (Has) or approximately 944 acres.

     Nevada Star Resource Corp. (Nevada) obtained an option through an agreement dated October 29, 1992 as amended March 16, 1993 between Nevada and Monty D. Moore whereby Nevada obtained an option to acquire a 100% interest, subject to a 2% net smelter return royalty, in certain placer gold concessions situated in Mexico known as the Eagle Property. Consideration is $95,000 (U.S.) as reimbursement of the vendor's costs and issuance of 200,000 shares of Nevada in four equal stages, of which 50,000 shares were issued upon Vancouver Stock Exchange acceptance for filing on March 30, 1993. Further issuance's are based on completion of phased work programs and filing of acceptable engineering reports recommending additional work on the property. This Phase One report details work in the form of three testing programs, carried out on the property during June 1992 and October 1993.

     The Eagle property on the Yaqui River, is located in a very extensive gold-bearing gravel district comprising the deposits from ancient and recent Yaqui River systems. Widespread areas of hand mining operations by generations of Gambusinos is evidence of the potential profitability of the gravels. Practically no well engineered modern mining methods or equipment have been used and the deposits are still largely intact. The property is cut by and nearly half surrounded by, the Yaqui River in its southward course from the Sierra Madre Mountains to the Gulf of California. Hydroelectric power dams lie along the Yaqui River and a major transmission line passes near the property. A branch substation which taps the major line is located on the property.

     Access to the claims is by good, paved, two land highway (No. 16) from Hermosillo to the Yaqui River and then by desert road two kilometers to the property.

     Physiographically the property is in the Sierras and Llanurus Province, the strip of basin and range structure which separates the Sierra Madre Mountains from the main Sonora Desert to the west.

     Because of the location of the property at the intersection of a main highway and a major river, the Eagle property has been provided with excellent access and hydroelectric power available for hookup in the immediate area where mining, if proven feasible, will probably commence.

     Previous Work
     -------------
     In the general area of the Eagle property there is much evidence of ancient mining, including old abandoned Spanish communities and mine structures as, for example at El Aguaje. Mining activity dates back more than two hundred years and most of this activity has been by labor-intensive methods. Extensive areas of hand mining by Gambusinos can be seen, evidenced by thousands of hand-dug shafts and the associated waste piles, throughout the district and on the property. Gambusinos are still actively working the placer gravels of the Yaqui River system by the traditional hand methods

     Geology
     -------
        Regional Setting

     Evidence of three periods of Yaqui River development are represented in the general. The earliest, assumed to be of early Tertiary age, is represented by gold-bearing, well-indurated conglomerate gravels which are conspicuously displayed to the north and east of the property.

     The second Yaqui River development, possible of middle to late Tertiary age, is the source of most of the terrace deposits in the broad river valley system. Development of this broad river valley with its extensive gravel deposits, was the product of a very long period. Several of these remnant terraces exist upstream from the Eagle property .

     The third Yaqui River development is represented by the present river, which has cut below the base of the earlier valleys and lies in a much narrower valley. The modern valley winds along the earlier (middle or late Tertiary valley) in a general way, but in places leaves it for several kilometers to cut a new channel through bedrock before re-entering the old valley.

        Property Setting

     The large area of alluvial gravels that comprises the Eagle property is situated on the eastern side of the earlier (middle to late Teriary) Yaqui valley, immediately west of a point where the present Yaqui valley leaves the old valley and cuts its way through a bedrock canyon for several kilometers on its southward course. These departures of the modern river from the old valley were probable caused by major northeast-southwest faulting at the time of the modern river development.

     The Eagle property gravels and the terrace deposit gravels 10 to 20 km north are all well rounded and are made up primarily of granitic and volcanic rocks, quartzites and quartz boulders, cobbles and gravel. The gravels and the accompanying flattened gold are products of a collection process that is regional in size and has been through at least two periods of valley development during geologic time, hence, the widespread presence of gold values throughout all the gravels in the Yaqui River system.

     Whereas the terrace deposits ten to twenty kilometers upstream are completely non-bedded, heterogeneous mixtures of silts, sands, gravels, cobbles and boulders that were deposited from a flooding river, the deposits on the Eagle property have a crude bedding. This indicates that although the main gravel beds are not significantly different than the terrace deposits to the north, there has been some reworking of the gravels on the property.

     It seems likely that the reason such a hugh reserve of gravel has been preserved on the Eagle property is that when the faulting occurred that forced the river to cut a new canyon in bedrock, the property area was the downthrown side of the fault.

     Terms of Acquisition
     --------------------
     By a Letter of Agreement dated October 29, 1992 (as amended) the Company may earn a 100% interest (subject to a 2% net smelter returns royalty) in the rights to extract gold from mining claims known as Eagle, Eagle I, Eagle II, and Yaqui located in the Soyopa and Onaves mining districts, State of Sonora, Mexico. Consideration consists of:

     - a cash payment of $95,500 U.S. for reimbursement of the vendor's out-of-pocket costs, payable on the earliest occurrence of the following events: (1) the Company completing a $1,000,000 financing, (2) the first positive cash flow being generated from the project, or (3) no later than July 31, 1997. (Paid)

     - the issuance of 200,000 shares of the Company's capital stock as follows: 50,000 shares upon the acceptance of the Agreement by regulatory authorities (issued in fiscal 1994) and 50,000 shares each at the time of filing of the next three engineers' reports recommending work programs of minimum $25,000 U.S. each on the project. The first work program was completed in fiscal 1995 and 50,000 shares were issued.

     LA CIENEGA

     Property Location And Access
     ----------------------------
        The camp at la Cienega is located about 90 miles south of the Arizona border in the State of Sonora, Mexico. The nearest accessible border town, Nogales, Arizona, is about two and one half hours by well graded and paved roads.

        Trincheras, the nearest town, is about 50 kilometers away over a well graded dirt road. The nearest railroad and telephone are also here. The largest nearby city is Caborca about 75 kilometers northwest. It has a population of approximately 50,000 people.

        The area is Sonoran desert and the rainfall averages less than 10 inches per year. Day time summer temperatures are well over 110 degrees F and this heat is a major cause of decreased efficiency.

        The area is without electrical service, potable water, sewage disposal, telephones, grocery or fuel stores. The nearest supply center of any size is Caborca about one hour away.

        The camp is a collection of trailers that has been set up near an old ranch building. An old arrastrar and several concrete tanks and wells are central to the camp site. A dug well about 30 feet deep with 5 feet of water has been set up with a gasoline pump near the well. After several attempts at priming, the pump will deliver about 300 gallons to the concrete pond before sucking air. Several hours are required for recovery. the well needs cleaning and deepening.

     Terms of Acquisition
     --------------------
     By an agreement dated February 28, 1994 between the Company and Pacific Rainier de Mexico ("PRM"), the Company can earn a 90% interest in mining claims known as the Rainier 1 through Rainier 6 located in the Golden Triangle District, State of Sonora, Mexico. Consideration will be repayment of substantiated costs of $913,099 U.S. expended by PRM on the property, and the issuance of 1,400,000 shares of the Company when a mine is developed and commences production provided that an independent valuation report confirms a net present value (net of all costs and previous consideration) for the 90% interest of at least $1,190,000 CDN. This is a non-arm's length transaction. The out-of-pocket costs of $913,099 U.S. were settled by the issuance of a two-year convertible debenture bearing interest at 6% and convertible at $0.85 CDN. per share in the first year and at $0.98 CDN. per share in the second year. Exchange in the conversion is fixed at $1.40 CDN. for $1.00 U.S. The debenture was converted into 1,596,215 shares at $0.85 CDN. per share.

     A letter of intent was signed February 16, 1994 with K.L.S. Enviro Resources Inc. (formerly K.L.S. Gold Mining Company ("KLS")) to form a joint venture with the Company to explore and develop the Rainier (La Cienega) Property and the Eagle (Rio Yaqui) claims. KLS was to have earned a 55% interest in the properties by spending a minimum of $1,000,000 U.S. on exploration of the properties over the next 2 1/2 years.

     In 1995, the agreement with KLS was renegotiated. Under the terms of the new agreement, KLS will earn a 50% interest in the Rainier (La Cienega) Property. The Eagle (Rio Yaqui) claims have been excluded from this new agreement. To earn this interest, KLS must pay to PRM $90,000 U.S. in holding costs, one-half in cash and one-half in KLS stock. In addition, KLS must pay $120,000 U.S. of the total $150,000 U.S. advance royalty owing on the Ryan Lode project should the pre-feasibility study prove positive. The Company will be required to pay the remaining $30,000 U.S. at this time. Upon payment of the $120,000 U.S. for the Ryan Lode Project and payment of the $90,000 U.S. to PRM, KLS will have earned its 50% interest in the Rainier (La Cienega) Property claims.

     The Company paid the costs of the pre-feasibility study on the Ryan Lode Project of $117,218 CDN.

     KLS did not complete their portion of the agreement to this point, consequently they lost their interest in the Rainier (La Cienega) property.

     Deferred exploration and development expenditures of $ 327,656 have been incurred to date by the Company on the property.

     The Company owns 100% right, title and interest in and to Mineral Concession #199518 La Esperanza within the Rainier II claim, Sonora State of Mexico. The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company (deemed value $80,000), payment of $9,809 U.S. cash and the retention by Edward Ingham of a 2% net smelter return.

     The Company owns 100% right, title and interest in and to Mineral Concession #199397 La Japonesa within the Rainier I claim, Sonora State of Mexico. The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company (deemed value $80,000), payment of $8,649 U.S. cash and the retention by Donald Randolph of a 2% net smelter return.

     GOLD HILL

     Nevada Star Resources has recently optioned the Gold Hill property in Nye County, Nevada. The property is located six miles north of the Round Mountain Gold Mine, about 48 miles northeast of Tonapah, Nevada. Claims acquired from Mr. Manly include 53 unpatented claims and in addition, NSR claimed, and is in the process of filing, an additional 54 unpatented claims. The option agreement has been reviewed, there has been a preliminary title search, and a subcontractor to Mine Development Associates (MDA) helped stake the claim.

        Nevada Star Resources (NSR) requested that Mine Development Associates (MDA) conduct a resource and reserve evaluation on the Gold Hill Project, Nye County, Nevada for Nevada Star's due diligent and to define a work program. The property is located about six miles north of Round Mountain, Nevada. The Round Mountain Mine is presently producing 420,000 ounces of gold per year and has a reserve or eight million ounces.

     The Gold Hill property consists of 104 unpatented claims (3 placer and 101 lode) of which 53 were optioned from Mr. Buzz Manley of Beatty, Nevada in April, 1995. Fifty-four claims were staked by NSR but are presently held under a different name. Since that time NSR has been accumulating data, reviewing the data and geology, and has performed a resource and reserve analysis on the Gold Hill gold deposit. The object of the work was to define the needs of the project for the next phase of work.

     Production in the 1930's showed a sharp increase in the Round Mountain district, principally reflecting production from the Gold Hill Mine. There was also some sporadic production between 1950 and 1964. Total production at Gold Hill was $987,000 at $35 per ounce or about 28,000 ounces. Others report production of over 34,000 ounces of gold and 200,00 ounces of silver. Grades are estimated to have been about 0.3 oz Au/ton. All of this production came from the Gold Hill vein and to a lesser extent associated veins.

     Gold Hill had been controlled for the last decade by the Round Mountain Gold Company, a joint venture of Echo Bay Mining, Homestake and Case Pomeroy. They have conducted extensive exploration including surface mapping, geochemistry (rock, soil vegetation), geophysics (resistivity, gravity, and IP), and a structural evaluation. Their work culminated in drilling, metallurgical test work, and a resource and reserve evaluation. In 1988, they defined a mineral inventory of
     3.1 million tons grading 0.05 oz Au/ton at 0.025 oz Au/ton cutoff.. The mineralization is not economic to develop at current gold prices.

     The host rocks at Gold Hill are densely welded rhyolite tuff of the Mount Jefferson Caldera. The Mount Jefferson tuff lies over the Moores Creek tuff which in turn lies over the Round Mountain tuff, the host of the Round Mountain mine. These Tertiary volcanic rocks overlie a volcanic mega-breccia that in turn overlies Paleozoic mestasediments. The Mount Jefferson Tuff has been broken down by previous workers (principally L. McMasters of Homestake) into the upper gray tuff and maroon upper tuff. There also exist quartz latite dikes, a crystal tuff which may be a part of the Mount Jefferson tuff, lithic tuffs, waterlain tuff and Tertiary conglomerates. Though these units were mapped by McMasters, they were not evident in the log RVC or Core. MDA feels that if the resource is to be well-defined, these unites must be distinguished and separated for recognition of the structure in the areas. The youngest rock in the area is the Quaternary-Tertiary pediments. These units are generally composed of cobbles of the younger maroon tuff and are always completely barren.

     The alteration in the area ranges from non-existent to propylitic to argillic to advanced argillic to silicified. It appears that the gold mineralization is related to both quartz veining in argillized rock and silicification. The principal feature in the area is the Gold
     Hill vein and its sub-parallel veins. These all strike N75 degrees W and dip variably but steeply. In general, the veins dip southerly near the surface but dip back to the north at depth. These veins are banded quartz, but can also be composed of crushed quartz and rhyolite.
     These veins branch and coalesce and where two period of veining intersect, higher-grade pods generally exist. The two period of quartz mineralization are younger, grayer, dense and banded chalcedonic quartz which contains gold of generally higher grades.
     The Silver vein, part of the later mineralization, is lower-grade, dips steeply to the north at the surface and intersects the Gold Hill vein at about 300 to 400 ft in depth. Where these veins intersect they produce high-grades of gold and silver. The entire zone is up to 400 ft wide and is 1,500 ft long, extending from beyond the range front fault on the west (where it remains open) to near Toquima shaft on the east. The mineralization extends to the west of the range front fault where one hole hit about 80 ft of about 0.11 Au/ton.

        Structurally, the area is difficult to define due to the lack of distinct lithologic units. Aside from the prominent N75 degrees W mineralized structure there are north-trending basin and range faults that drop the stratigraphy to the west. The general dip of the units is difficult to determine but McMaster (oral comm., 1995) claims that they dip westerly. Mineralization which is apparently stratigraphically-controlled suggests a southwest dip. Previous workers have recognized two styles of mineralization; near vertical structurally-controlled mineralization, including veining, and shallow-dipping strata-bound mineralization.

        The principal mineralization is the Gold Hill and associated veins. These were exploited starting in the 1930's. The vein width averages several feet and had sharp contacts with the wall rock. In other areas, the material can best be described as a stockwork or sheeted zone filled with quartz veinlets. It is difficult to further define the mineralization with the available information, though it is believed to also be disseminated at least in part. In several locations low-temperature banded silica was encountered which may represent at-surface deposits. These are generally barren of precious metal mineralization. The mineralization is found in both advance argillic rock as well as silicified material.

     Terms of Acquisition
     --------------------
     By an amended agreement dated September 26, 1997 between the Company and Everett L. Manley (the "Vendor"), the Company has an option to purchase 53 mining claims in the Round Mountain Mining District, Nye County, Nevada located four miles north of Round Mountain in consideration of $1,010,000 U.S. over 10 1/2 years. As at May 31, 1998, the Company has paid $130,000 U.S. to the Vendors.

     By an agreement dated December 4, 1997 between the Company and Hagel Augen. Hagel Augen will earn a 75% working interest in the Gold Hill Property. Hagel Augen is committed to the following payments and investments on the property:

     - a cash payment of $10,000 U.S. (paid) upon execution of the agreement.

     - a cash payment of $43,000 U.S. (paid) within 90 days of execution of the agreement.

     - a cash investment of $447,000 U.S. in the property which includes year 1998 property maintenance payments on or before December 31, 1998.

     - a cash investment of $500,000 U.S. in the property which includes year 1999 property maintenance payments on or before December 31, 1999.

     - a cash investment of $500,000 U.S. in the property which includes year 2000 property maintenance payments on or before December 31, 2000.

     - a cash investment of $500,000 U.S. in the property which includes year 2001 property maintenance payments on or before December 31, 2001.

     - a cash investment of $500,000 U.S. in the property which includes year 2002 property maintenance payments on or before December 31, 2002.

     - a cash investment of $500,000 U.S. in the property which includes year 2003 property maintenance payments on or before December 31, 2003.

     ALASKA NICKEL-PLATINUM-COPPER PROPERTY

     Nevada Star has recently acquired approximately 8,000 acres of mining claims in the Nicolai nickel-platinum-copper belt in the southern Alaska Range of Alaska.

     Location
     --------
     The property is located on the south side of the central Alaska Range, Alaska, approximately 165 km south-southeast of Fairbanks, and approximately 260 km northeast of Anchorage .

     The Eureka Creek Project area lies in the geological entity known as the Wrangellia Terrain, which typically forms glaciated mountainous regions that extend to the southeast into the Wrangell Mountains and beyond. Elevations in the project area vary between ~851 m in piedmont along the southern edge, to ~2722 m along the glaciated northern edge.

     Access
     ------
     The Richardson and Denali highways allow access to the perimeter of the project area. Old, unmaintained trails do occur in the project area, but are only accessible once the glacial runoff subsides in late summer, whereupon the rivers are passable. Fixed-wing aircraft can access the area via two local gravel airstrips (Maclaren River and Broxson Gulch), whereas float-equipped aircraft could land on a few of the larger lakes (e.g., Fish Lake, Sevenmile Lake). Helicopters offer the best means of accessing remote parts of the project area. Snowmobiles (winter) and ATVs (summer) can also be used to access the least-rugged areas. The nearest community is the hamlet of Paxson, which is situated at the junction of the Denali and Richardson highways. Project field activity is conducted from Paxson Lodge, and a camp, with cabins and a gravel airstrip, at the entrance to the East Fork of Broxson Gulch.

     Physiography
     ------------
     The project area is on the interior edge of the Pacific Mountain System. The area is subject to elevation-controlled climate, where central Alaska Range mountains and alpine valleys are typically glaciated, windy and frequently cloudy; in contrast to piedmont valleys on the south-side of the Alaska Range which have a more subdued topography and contain some vegetation. Extended summer daylight hours occur from approximately the beginning of June to the end of August. Approximate mean high and low temperatures are 27 degrees C and 13 degrees C in July, and -20 degrees C and -30 degrees C in January. Average precipitation varies between 10 cm in April to 50 cm in August.

     The elevated part of the project area, north of Eureka Creek, contains mountainous ridges (highest is ~2722 m) that separate active glaciated valleys and cirques. Sediment-laden rivers drain from the glaciers into the piedmont valleys, and eventually into the Delta River. Conifers are sparse and confined to the banks of larger rivers (e.g., Delta River). Smaller vegetation (e.g., alders, heath, grasses, moss and lichen) is more abundant, but is also restricted to wetter piedmont valleys. Apart from bedrock, the landsurface is covered by glacial moraine or glacio-fluvial deposits. In addition to minor overbank or floodplain soil, there are only very thin, incipient soils in vegetated lowland areas.

     Property Geology
     ----------------
     The geology in the Eureka Creek Property consists of unmetamorphosed to metamorphosed sedimentary, intrusive and volcanic rocks of Phanerozoic age, that are variably folded and faulted. Two tectonostratigraphic terranes lie within the Eureka Creek Property; the Maclaren terrane to the north of Broxson Gulch thrust fault, and the Wrangellia terrane to the south. Rocks within the Maclaren terrane are all part of the Maclaren Glacier metarnorphic belt. Rocks within the Wrangellia terrane are divided into the Slana River subterranean north of Eureka Creek thrust fault, and the Tangle subterranean to the south of the thrust fault.
     Exploration Program
     -------------------
     It has been recommended that the next phase of exploration for the Eureka Creek Project should focus on the Tangle Lakes area, and start with a helicopter-airborne magnetic-EM (electromagnetic) survey over the area of greatest interest west and east of Tangle Lakes. An airborne survey reveals an area extending from the east shore of Landmark Gap Lake and from Rusty Lake northward; and north-south flight lines at 200 m separation, with 1 or 2 east-west cross-lines. This rectangular survey area could be extended to the north, west and south. The airborne magnetic-EM survey will be carried out as soon as conditions permit, with follow-up ground exploration. Ultimately, if geophysical anomalies and drill targets can be defined early in the field season, then a drilling program will be carried out.

     Property Lease
     --------------
     The Company has completed negotiations with M.A.N. Resources, Inc., ("MAN") a private company controlled by Monty D. Moore and Robert Angrisano to lease the Alaska property.

     The parties intend to enter into a lease agreement whereby MAN will to explore and develop the claims and to expend $75,000 in exploration and development costs to earn a 75% working interest within a 24 month period from the date of signing. The Company shall retain a 25% working interest in the subject claims.

     To maintain its 25% working interest, the Company is obligated to pay to MAN its prorated shared of costs in excess of the initial $75,000 incurred by MAN. In the event the Company elects not to contribute its share of expenses, its interest will be reduced to 1% NSR from the sale of any and all minerals, metals, or valuable commodities recovered from the mining claims.

     MAN shall have the right and the Company shall have the obligation to transfer all interests in the claims including retained NSR interest to MAN upon the conveyance by MAN to the Company of 85,000 shares of MAN capital stock, if conveyance is made within 24 months of the date of signing.

     MAN holds extensive mining claims adjacent to and in close proximity to those held by the company. The Company's management feels confident that MAN will vigorously explore and develop these properties and the signing of this memorandum will benefit the Company's shareholders.

     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
              MANAGEMENT.

     Security Ownership of certain beneficial owners
     -----------------------------------------------
     The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

      (1)              (2)                                   (3)                    (4)
      Title of Class   Name and Address                      Amount and Nature of   Percent
                       of Beneficial Owner                   Beneficial Ownership   of Class
      Common           Monty D. Moore (1)                    4,857,878              17.04%
                       10735 Stone Ave.
                       Seattle, WA 98133

      Common           Grand Central Silver Mines, Inc. (2)  2,000,000              7.01 %
                       862 South 500 West St.
                       Salt Lake City, Utah 84110

      Common           Robert Angrisano                      2,145,000              7.52%
                       2533 - 226th Pl. NE
                       Redmond, WA 98053

     Includes 713,550 shares owned by Pacific Rainier, Inc. a privately held mineral exploration company controlled by Mr. Moore.
     No officer, director or principal shareholder of the Company is affiliated with Grand Central Silver Mines, Inc.
     Security ownership of management
     --------------------------------
     The following table sets forth certain information as of February 23, 1999 regarding the number and percentage of shares of common Stock of the Company or any of its parents or subsidiaries beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group

      (1)              (2)                                   (3)                    (4)
      Title of Class   Name and Address                      Amount and Nature of   Percent
                       of Beneficial Owner                   Beneficial Ownership   of Class
      Common           Monty D. Moore                        4,857,878 (1)          17.04%

      Common           Richard W. Graeme                     100,000                0.35%
      Common           Stuart Havenstrite `                  532,234                1.87%

      Common           Richard S. Havenstrite                110,000 (2)            0.38%

      Common           Robert Angrisano                      2,145,000              7.52%

      Common           Kevin Weaver                          13,500                 0.05%

      Common           Total of all officers                 7,758,612              27.2%
                       and directors (9 individuals):

     (1) Includes 713,550 shares owned by Pacific Rainier, Inc., a privately held mining exploration company controlled by Mr. Moore.

     (2) Does not include options expiring March 2, 2001 to acquire 100,000 shares of common stock at a price of $0.30 per share.

     (c)  Changes in Control

     There are no arrangements known to the Registrant the operation of which may at a subsequent time result in the change of control of the Registrant.


     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


      Name                        Age   Office with the Company   Appointed to Office
      -------------------------   ---   -----------------------   -------------------
      Monty D. Moore              62    Director and President    1993

      Richard W. Graeme           56    Director

      Stuart Havenstrite          66    Director

      Richard S. Havenstrite      40    Director                  1998

      Robert Angrisano            44    Director                  1999

      Barry Nimetz                60    Director                  1995

      Kevin Weaver                      Director

      Beverly J. Bullock          49    Secretary


     Monty D. Moore has been the President and a Director of the Company since 1993. Since 1971 Mr. Moore has been the owner and President of Pacific Rainier Roofing, Inc., Seattle, Washington. Mr. Moore is a member of the Northwest Mining Association.

     Richard W. Graeme, a Director of the Company, is graduated from the University of Arizona with a Bachelor of Science Degree with a major in Geological Engineering. From 1996 to the present Mr. Graeme has been the Vice-president of Operations for Golden Queen Mining Company, Mojave, California. Mr. Graeme's responsibilities have included permitting and bringing the Soledad Mountain project into production. From 1993 to 1996 Mr. Graeme was employed as an Engineer by Mine Development Associates, Reno Nevada. Mr. Graeme is a member of the American Institute of Mining, Metallurgical and Petroleum Engineers ("AIME").

     Stuart Havenstrite, a Director of the Company, has been the owner and sole employee of HMS Company, a geological and management company located in Sandy, Utah. Mr. Havenstrite is graduated from Stanford University with a B.S. Degree in Geology. Mr. Havenmstrite is a member of AIME. Mr. Havenstrite is the father of Rick Havenstrite.

     Rick Havenstrite, a Director of the Company, has been the Manager of the Company's OK copper project since joining the Company in 1997. From 1996 until joining the Company Mr. Havenstrite was the Vice-President of Operations for Centurion Mines Corporation and the manager of the OK copper project. From 1992-1996 Mr. Havenstrite was employed by Arimetco, Inc. as the General Manager of the Yerington Project. Mr. Havenstrite was responsible for permitting, geology, engineering, construction and operation of this 15 million ton per year low grade SX/EW copper project. Mr. Havenstrite, a member of AIME is graduated from the University of Nevada, Reno with a B.A. Degree in Mine Engineering.

     Barry Nimetz, a Director of the Company since 1995, has been employed by Industry Canada since 1982. Mr. Nimetz is currently Senior Project manager. His primary duties in such position are the negotiation of international investment agreements

     Kevin Weaver, a Director of the Company since 1995, is a land developer and since 1992 has been the President of Songhees Retirement Park and Seicam Management, Victoria, Canada..

     Robert Angrisano, a Director of the Company, is graduated from Portland State University with a degree in business. Mr. Angrisano has been employed by Microsoft Corp. since 1993. Mr. Angrisano is currently the Director of Technology for Microsoft.

     Beverly J. Bullock, the Corporate Secretary, has been the owner of VanWest Administrative Services, Ltd., Surrey, B.C. since 1991. VanWest provides administrative consulting services to private and public companies.

     ITEM 6.  EXECUTIVE COMPENSATION.

     The Chief Executive Officer of the Company receives no compensation for his services rendered to the Company.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Monty Moore, a shareholder, officer and director has made advances to the Company which were outstanding in whole or in part at the year ended August 31, 1998 in the amount of $CDN 718,606. There is no written agreement between the Company and Mr. Moore with regard to the repayment of the monies advanced. The monies have been advanced on an interest free basis. The monies are expected to be repaid at the point at which the Company has adequate revenues to make such payments without restricting the operations of the Company. In the alternative, upon approval of Mr. Moore and the Board of Directors, the advances may be converted to equity. On May 17, 1999 the Company converted $232,037 of advances to equity at a price of $.18 per share, issuing a total of 1,289,098 shares of common stock. The terms of the transaction were approved by the Vancouver Stock Exchange.

     There have been no other ransactions or series of transactions, or proposed transactions during the last two years to which the registrant is a party in which any director, nominee for election as a director, executive officer or beneficial owner of five percent or more of the registrants common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

     The Company's Articles do not prohibit transactions in which the Company's promoters, management, affiliates or associates directly or indirectly have an interest. Therefore, there is (always) a "present potential" that the Company may acquire or merge with a business or company in which the Company's promoters, management, affiliates or associates directly or indirectly have an interest, there is however, no present or contemplated intent that such an event may occur. In the event that such a transaction was proposed, under the rules of the Vancouver Stock Exchange, any such transaction would be deemed a "Major Transaction and would be subject to prior shareholder approval and the approval of the Vancouver Stock Exchange. In structuring any such transaction, the directors would be bound by their fiduciary duty to act in the best interest of the Company's shareholders. In the event that management's fiduciary duties were compromised any available remedy under applicable law would likely be prohibitively expensive and time consuming.

     ITEM 8.  DESCRIPTION OF SECURITIES.

     Common Stock
     ------------
     The Company is authorized to issue an unlimited number of shares of its no par value Common Stock. There are presently 28,378,230 shares issued and outstanding held by approximately 90 shareholders of record. The terms and price of any private placement of the Company's shares (including the issuance of stock options) is subject to approval of the Vancouver Stock Exchange. Any such private placement would be subject to a maximum discount of 25% from the current market price with a minimum price of $0.15 per share regardless of the current market price.

     All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any Shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. The Common Stock of the Company does not cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

     The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

     Stock Options
     -------------
     At the end of the last fiscal quarter (May 31, 1999), the following stock options were outstanding:

     Expiry Date             Exercise Price           Number of Shares
     ---------------------   ----------------------   ----------------
     July 20, 2000           0.30                     31,075
     March 2, 2001           0.30                     2,490,895

     Subsequent to the end of the nine month period ended May 31, 1999, the Company issued 74,245 shares at 0.30 per share for the exercise of options.

     Share Purchase Warrants
     -----------------------
     At the end of the last fiscal quarter, the following share purchase warrants were outstanding

     Expiry Date             Exercise Price           Number of Shares
     ---------------------   ----------------------   ----------------
     June 4, 2000            $1.00 per share          1,000,000

     PART II

     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Common Stock of the Company is traded on the Vancouver Stock exchange under the symbol "NEV". The following table shows the high and low sales prices for the Common Stock during each quarter since January 1, 1997. The sales prices are set forth in Canadian dollars. At August 24, 1999 the U.S. dollar equivalent as quoted in the Wall Street Journal was $.6683.

     Calendar Year           High Closing             Low Closing
     ---------------------   ----------------------   --------------------
     1997:
       First Quarter         .64                      .37
       Second Quarter        .52                      .30
       Third Quarter         .60                      .23
       Fourth Quarter        .66                      .45

     1998:
       First Quarter         .70                      .26
       Second Quarter        .52                      .27
       Third Quarter         .43                      .20
       Fourth Quarter        .30                      .11

     1999  At February 17    .15                      .15

     As of December 31, 1998 there were approximately 90 shareholders of record of the Company's common stock.

     The Company intends to seek a U.S. broker-dealer to make a market in the Company's common stock. There are no proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. To date there have been no preliminary discussions or understandings with any broker-dealer and the Company (or anyone acting on its behalf) regarding the participation of any such market maker in the future trading market (if any) for the company's securities. The Company may, but to date has not, retained the services of an independent consultant to assist the Company in obtaining market makers. There have been no preliminary discussions or understandings with any consultants regarding providing such services for the Company.

     ITEM 2.  LEGAL PROCEEDINGS.

     Neither the Registrant not its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     During the Registrant's two most recent fiscal years and any later interim periods neither the principal accountant nor a significant subsidiary's independent accountant on whom the principal accountant expressed reliance in its report, resigned (or declined to stand for re-election) or was dismissed.

     ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     In May, 1999 the Company issued a total of 2,553,316 shares at a deemed private of $0.18 per share to settle outstanding debt. All of the shares are restricted from resale in the United States. With regard to resales in Canada a total of 305,885 shares will be subject to a hold period expiring on December 31, 1999 and a total of 958,333 shares will be subject to a hold period expiring on March 15, 2000. A total of 1,289,098 shares are not subject to a hold period as 12 months have elapsed from the date on which the payment of the debt became due.

     In October, 1998 704,727 shares were sold to an unaffiliated third party at a deemed price of $0.55 per share pursuant to a shares for debt transaction.

     In April, 1998 the Company offered and sold 578,328 units at a price of CDN $0.55 per unit to eleven U.S. residents. Each unit consisted of one share of Common Stock and one non-transferable share purchase warrant. Each warrant is exercisable for a two year period to purchase one share of common stock at a price of CDN $0.55 per share if exercised during the first year and at a price of CDN $0.70 per share if exercised during the second year.

     In February, 1997 the Company offered and sold 550,000 units at a price of CDN $0.50 per unit to six U. S. residents. Each unit consisted of one share of Common Stock and one non-transferable share purchase warrant. Each warrant is exercisable for a two year period to purchase one share of common stock at a price of CDN $0.50 per share if exercised during the first year and at a price of CDN $0.575 per share if exercised during the second year.
     In May, 1996 the Company offered and sold 224,000 units at a price of CDN $0.50 per unit to three U. S. residents. Each unit consisted of one share of Common Stock and one non-transferable share purchase warrant. Each warrant is exercisable for a two year period to purchase one share of common stock at a price of CDN $0.50 per share if exercised during the first year and at a price of CDN $0.58per share if exercised during the second year. The President of the Company purchased 182,600 of the 224,000 shares sold to U.S. residents.

     Each of the above offerings was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Sections 3(b) and 4(2) and Regulation D promulgated thereunder. Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

     The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required

     None of the shares were offered by means of advertising or general solicitation. No commissions were paid directly or indirectly to any person in connection with the offer or sale of any of the securities to U.S. residents.

     ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 68 of the Company's Articles provides that:
       "The board may cause the Company to provide indemnity by way of insurance or otherwise to any director, officer, employee or other person who has taken or is about to undertake any liability on behalf of the Company or any corporation controlled by it and to secure such director, officer, employee or other person against loss by mortgage and charge upon the whole or any part of the real and personal property of the Company and any action taken by the board under this paragraph will not require approval or confirmation by the members."

     Section 69 of the Company's Articles provides that:
       "No director, officer or employee for the time being of the Company will be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or act for the sake of conformity, or for any loss, damage or expense happening to the Company through the insufficiency of deficiency of title to any property acquired by order of the board for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Company are placed out or invested or for any loss or damages arising from the bankruptcy, insolvency or wrongful act of any person, firm or corporation with whom or which any monies, securities or effects are lodged or deposited or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same happens by or through his own wilful neglect or default."

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S
                              FINANCIAL STATEMENTS

     NEVADA STAR RESOURCE CORP.
     Consolidated Financial Statements
     August 31, 1998 and 1997
     (Canadian Dollars)


     INDEX                                                             Page

       Auditors' Report to the Shareholders

       Consolidated Financial Statements

       Consolidated Balance Sheets

       Consolidated Statements of Operations and Deficit

       Consolidated Statements of Changes in Financial Position

       Consolidated Statements of Investments In and Expenditures on Resource Properties

       Notes to Consolidated Financial Statements

     AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Nevada Star Resource Corp. as at August 31, 1998 and 1997 and the consolidated statements of operations and deficit, changes in financial position and investments in and expenditures on resource properties for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Canada which do not differ in any material respects from auditing standards generally accepted in the United States.
     Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 1998 and 1997 and the results of its operations, the changes in its financial position and the investments in and expenditures on resource properties for the years then ended in accordance with generally accepted accounting principles in Canada. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles in the United States and are discussed in note 10 to the consolidated financial statements.


     "Smythe Ratcliffe"
     Chartered Accountants

     Vancouver, British Columbia
     December 15, 1998, except for note 10(a), (b), (c) and (d) which are as of July 9, 1999

     NEVADA STAR RESOURCE CORP.
     Consolidated Balance Sheets
     August 31
     (Canadian Dollars)

                                                  1998         1997
                                                  -----------  ------------
     Assets

     Current
       Cash                                       $   217,524  $    89,467
       Accounts receivable                              4,105        1,827
       Prepaid expenses                                     0          313
                                                  -----------  -----------
                                                      221,629       91,607
     Investments in and Expenditures on Resource
       Properties (notes 3 and 4)                   5,946,032    3,310,715
     Capital Assets (note 5)                            5,573        7,190
                                                  -----------  -----------
                                                  $ 6,173,234  $ 3,409,512
                                                  ===========  ===========
     Liabilities

     Current
       Accounts payable                           $    18,148  $    11,658
       Loan payable (note 9(a))                       387,600            0
       Subscription payable                           381,129            0
       Due to shareholder (note 7)                    718,606      400,077
                                                  -----------  -----------
                                                    1,505,483      411,735
                                                  -----------  -----------
     Shareholders' Equity

     Capital Stock (note 6)                         9,704,111    6,367,317
     Deficit                                       (5,036,360)  (3,369,540)
                                                  -----------  -----------
                                                    4,667,751    2,997,777
                                                  -----------  -----------
                                                  $ 6,173,234  $ 3,409,512
                                                  ===========  ===========
     Approved on behalf of the Board:



     ----------------------------------      ------------------------------
     Director                                Director
     Monty Moore                             Richard W. Graeme


     See notes to consolidated financial statements.

     NEVADA STAR RESOURCE CORP.
     Consolidated Statements of Operations and Deficit
     Years Ended August 31
     (Canadian Dollars)

                                          1998         1997         1996
                                          -----------  -----------  -----------
     General and Administrative Expenses
       Consulting                         $    55,155  $    55,398  $    62,169
       Property management                     47,055            0            0
       Professional fees                       31,852       21,235       15,343
       Office and miscellaneous                21,597       15,374       25,299
       Transfer agent fees                     13,771        5,250        5,300
       Shareholder relations                   11,489       15,385       90,021
       Listing and filing fees                 10,937        9,003       10,515
       Property examinations                    8,737        3,423      117,218
       Travel                                   7,668       19,944       21,755
       Telephone                                5,511        8,060       20,164
       Bank charges and interest                1,165          983          929
       Directors' meeting fees                    860        1,743        1,542
       Rent                                         0       23,979       30,623
       Management fees                              0       12,000       36,500
       Debenture interest                           0            0       48,443
       Finder's fee                                 0            0       32,850
       Amortization                             1,617        2,117        3,176
                                          -----------  -----------  -----------
                                              217,414      193,894      521,847
     Other Items
       Loss on abandonment of mineral
         properties                         1,459,495      439,455       60,293
       Loss (gain) on translation of
         foreign currencies                    (7,471)      18,588        6,127
       Interest income                         (2,618)      (1,276)      (8,145)
                                          -----------  -----------  -----------
     Net Loss for Year                      1,666,820      650,661      580,122
     Deficit, Beginning of Year             3,369,540    2,718,879    2,138,757
                                          -----------  -----------  -----------
     Deficit, End of Year                 $ 5,036,360  $ 3,369,540  $ 2,718,879
                                          ===========  ===========  ===========
     Loss Per Share                       $      0.09  $      0.04  $      0.04
                                          ===========  ===========  ===========
     Weighted Average Number of
       Common Shares Outstanding           19,291,567   16,410,919   13,090,425
                                          ===========  ===========  ===========

     See notes to consolidated financial statements.

     NEVADA STAR RESOURCE CORP.
     Consolidated Statements of Changes in Financial Position
     Years Ended August 31
     (Canadian Dollars)

                                          1998         1997         1996
                                          -----------  -----------  -----------
     Cash Provided By (Used In) Operating
       ActivitiesNet loss                 $(1,666,820) $  (650,661) $  (580,122)
         Items not involving cash
           Amortization                         1,617        2,117        3,176
           Loss on abandonment of mineral
             properties                     1,459,495      439,455       60,293
                                          -----------  -----------  -----------
                                             (205,708)    (209,089)    (516,653)
                                          -----------  -----------  -----------
     Changes in Non-Cash Working Capital
       Accounts receivable                     (2,278)       1,681          503
       Prepaid expenses                           313        1,750        5,300
       Accounts payable                         6,490      (37,291)     (47,533)
       Subscriptions payable                  381,129            0            0
       Loan payable                           387,600            0            0
       Advances from shareholders             318,529      167,176       60,391
                                          -----------  -----------  -----------
                                            1,091,783      133,316       18,661
                                          -----------  -----------  -----------
                                              886,075      (75,773)    (497,992)
                                          -----------  -----------  -----------
     Investing Activities
       Acquisition of mineral properties   (2,182,744)    (765,933)    (140,038)
       Deferred exploration and develop-
         ment costs                        (1,912,068)    (278,258)    (490,617)
                                          -----------  -----------  -----------
                                           (4,094,812)  (1,044,191)    (630,655)
                                          -----------  -----------  -----------
     Financing Activities
       Convertible debenture                        0            0   (1,278,340)
       Issuance of shares
         - for cash                         1,240,544      610,740    1,144,314
         - for mineral properties           2,096,250            0       11,500
         - for debt settlement                      0      228,928    1,356,783
                                          -----------  -----------  -----------
                                            3,336,794      839,668    1,234,257
                                          -----------  -----------  -----------
     Increase (Decrease) in Cash              128,057     (280,296)     105,610
     Cash, Beginning of Year                   89,467      369,763      264,153
                                          -----------  -----------  -----------
     Cash, End of Year                    $   217,524  $    89,467  $   369,763
                                          ===========  ===========  ===========

     See notes to consolidated financial statements.

  NEVADA STAR RESOURCE CORP.
  Consolidated Statements of Investments In and Expenditures on
    Resource Properties
  Years Ended August 31
  (Canadian Dollars)
                                                               Rainier                                  OK/
                              Forty-Seven     Eagle            (La Cienega)   La Virgen    Gold Hill    BeaverLake
                              Creek Project   (Rio Yaqui)      Property,      Property,    Property,    Property,
                              Alaska          Claims, Mexico   Mexico         Mexico       Nevada       Utah          Total
                              -------------   --------------   ------------   ----------   ----------   -----------   ----------
    Balance, August 31, 1996  $   439,211     $    197,033     $ 1,656,666    $  106,124   $  305,951   $        0    $ 2,704,985
                              -----------     ------------     -----------    ----------   ----------   ----------    -----------
    Expenditures for 1997
    Acquisition costs                   0                0               0       698,933       67,000            0       765,933
    Labour                              0              614           3,959        54,745        3,564            0        62,882
    Financing                           0                0               0        25,313            0            0        25,313
    Property tax                        0              351          45,592         7,011            0            0        52,954
    Travel                              0                0             731        27,955        6,782            0        35,468
    Accommodation and meals             0                0           1,832        10,196        3,057            0        15,085
    Recording fee                       0                0               0             0       49,711            0        49,711
    Consulting                          0                0               0         7,500        3,345            0        10,845
    Supplies                            0                0             626         3,070          983            0         4,679
    Assays                              0                0               0        15,771            0            0        15,771
    Miscellaneous                       0                0             904         2,857          572            0         4,333
    Storage                             0                0               0             0        1,967            0         1,967
    Loss on abandonment
      of property                (439,211)               0               0             0            0            0      (439,211)
                               ----------       ----------      ----------    ----------   ----------   ----------    ----------
                                 (439,211)             965          53,644       853,351      136,981            0       605,730
                               ----------       ----------      ----------    ----------   ----------   ----------    ----------
  Balance, August 31, 1997              0          197,998       1,710,310       959,475      442,932            0     3,310,715
                               ----------       ----------      ----------    ----------   ----------   ----------    ----------
  Expenditures for 1998
    Acquisition costs                   0                0               0             0        4,739    2,178,006     2,182,745
    Labour                              0                0             414        70,147            0      169,135       239,696
    Financing                           0                0               0             0            0            0             0
    Property tax                        0              374         100,011        56,059            0            0       156,443
    Travel                              0              461           6,008        17,424            0      130,059       153,952
    Accommodation and meals             0              165           3,237         3,060            0       56,199        62,661
    Recording fee                       0                0               0         5,851            0       22,280        28,131
    Consulting                          0                0          57,153        74,270            0      136,615       268,038
    Supplies                            0                0           9,465           749            0      102,642       112,857
    Assays                              0                0               0        18,439            0      256,505       274,944
    Miscellaneous                       0               38           5,827         9,584         (745)       8,601        23,305
    Storage                             0                0               0             0            0           43            43
    Drilling                            0                0               0       244,437            0      236,056       480,493
    Legal                               0                0               0             0            0      111,504       111,504
    Loss on abandonment of
      property                          0                0               0    (1,459,495)           0            0    (1,459,495)
                               ----------       ----------      ----------    ----------   ----------   ----------    ----------
                                        0            1,038         182,115      (959,475)       3,994    3,407,645     2,635,317
                               ----------       ----------      ----------    ----------   ----------   ----------    ----------
  Balance, August 31, 1998     $        0       $  199,036      $1,892,425    $        0   $  446,926   $3,407,645    $5,946,032
                               ==========       ==========      ==========    ==========   ==========   ==========    ==========

  See notes to consolidated financial statements.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

      1.  NATURE OF OPERATIONS

          The Company was incorporated under the laws of British Columbia and was continued into the Yukon Territory of Canada in 1998. The principal business activity is the exploration and development of natural resource properties.

          These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource de Mexico, S.A. de C.V., a wholly-owned subsidiary of Nevada Star Resource Corp. (U.S.). All significant intercompany balances and transactions have been eliminated.

      2.  SIGNIFICANT ACCOUNTING POLICIES

          (a) Investments in and expenditures on resource properties

              Acquisition costs of mineral properties, rights and options together with direct exploration and development expenditures thereon are deferred in the accounts on a property-by-property basis. The expenditures related to a property from which there is production, together with the costs of production equipment, will be depleted and depreciated using the unit-of-production method based upon the estimated proven reserves. When there is little prospect of further work on a property being carried out by the Company or when minerals cannot be economically removed due to the current market price of the minerals, the costs of the property are charged to operations.

          (b) Amortization

              Amortization of capital assets is calculated on a declining balance basis at the following annual rates:

                Office equipment    -  20%
                Computer equipment  -  30%

          (c) Financial instruments

              The Company's financial instruments consist of cash, accounts receivable, accounts payable, loan payable, subscription payable and due to shareholder. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying value, unless otherwise noted.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

      2.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

          (d) Loss per share
              Loss per share computations are based on the weighted average number of common shares outstanding during the year.

          (e) Foreign Currency Translation

              Amounts recorded in foreign currency are translated into Canadian dollars as follows

              (i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

              (ii) Non-monetary assets at the exchange rates prevailing at the time of the acquisition of the assets; and,

              (iii) Revenues and expenses (excluding amortization which is translated at the same rate as the related asset), at the average rate of exchange for the year.

              Gains and losses arising from this translation of foreign currency are included in net loss.

      3.  REALIZATION OF ASSETS

          The Company's investments in and expenditures on resource properties comprise significantly all of the Company's assets. Realization of the Company's investments in and expenditures on these properties is dependent on the attainment of successful commercial production or from the proceeds of their disposal.

      4.  INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES

          (a) Forty-Seven Creek Project, Alaska

              By a Letter of Agreement dated October 2, 1991, the Company has the right to earn a 50% interest in sixty-three (63) mineral claims located in the Kuskokwim District, State of Alaska, for consideration of

              - $10,000 U.S. (paid) on acceptance of the Agreement by
                regulatory authorities;
              - 200,000 shares of the capital stock of the Company to be issued as to 50,000 shares on acceptance of the Agreement by regulatory authorities (issued at a deemed price of

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

      4.  INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES, CONTINUED

          (a) Forty-Seven Creek Project, Alaska, Continued

              $0.23 per share), and 50,000 shares at the end of each of the three phases of recommended work programs. At August 31, 1997, three work phases were completed and all shares were issued.

              In addition, a finder's fee was payable on the acquisition totalling 25,000 shares of the Company's capital stock. 10,000 shares were issued in fiscal 1994 at a deemed price of $0.23 per share on acceptance of the Agreement by regulatory authorities and 5,000 shares were to be issued at the end of each of the three phases of recommended work programs. The issuance of the 15,000 shares resulting from the completion of three work phases has not been done due to a dispute over work performed by the Finder.

              The expenditures on this property have been charged to operations in the 1997 fiscal year as there is no intention to perform any further work on this property.

          (b) Eagle (Rio Yaqui) Claims, Sonora, Mexico

              By a Letter of Agreement dated October 29, 1992 (as amended) the Company may earn a 100% interest (subject to a 2% net smelter returns royalty) in the rights to extract gold from mining claims known as Eagle, Eagle I, Eagle II, and Yaqui located in the Soyopa and Onaves mining districts, State of Sonora, Mexico. Consideration consists of

              - a cash payment of $95,500 U.S. for reimbursement of the
                vendor's out-of-pocket costs (paid).

              - the issuance of 200,000 shares of the Company's capital
                stock as follows: 50,000 shares upon the acceptance of the Agreement by regulatory authorities (issued in fiscal 1994) and 50,000 shares each at the time of filing of the next three engineers reports recommending work programs of minimum $25,000 U.S. each on the project. The first work program was completed in fiscal 1995 and 50,000 shares were issued.

              Deferred exploration and development expenditures of $48,110 have been incurred to date by the Company on the property.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

      4.  INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES, CONTINUED

          (c) Rainier (La Cienega) Property, Sonora, Mexico

              By an agreement dated February 28, 1994 between the Company and Pacific Rainier de Mexico ("PRM"), the Company can earn a 90% interest in mining claims known as the Rainier 1 through Rainier 6 located in the Golden Triangle District, State of Sonora, Mexico. Consideration will be repayment of substantiated costs of $913,099 U.S. expended to date by PRM on the property, and the issuance of 1,400,000 shares of the Company when a mine is developed and commences production provided that an independent valuation report confirms a net present value (net of all costs and previous consideration) for the 90% interest of at least $1,190,000 Cdn. This is a non-arm's length transaction. The out-of-pocket costs of $913,099 U.S. were settled by the issuance of a two-year convertible debenture bearing interest at 6% and convertible at $0.85 Cdn. per share in the first year and at $0.98 Cdn. per share in the second year. Exchange in the conversion is fixed at $1.40 Cdn. for $1.00 U.S. The debenture was converted into 1,596,215 shares at $0.85 Cdn. per share in fiscal 1996.

              By an amended agreement with KLS in 1995, KLS will earn a 50% interest in the Rainier (La Cienega) Property. To earn this interest, KLS must pay to PRM $90,000 U.S. in holding costs, one-half in cash and one-half in KLS stock. In addition, KLS must pay $120,000 U.S. of the total $150,000 U.S. advance royalty owing on the Ryan Lode project should the pre-feasibility study prove positive. The Company will be required to pay the remaining $30,000 U.S. at this time.
              Upon payment of the $120,000 U.S. for the Ryan Lode Project and payment of the $90,000 U.S. to PRM, KLS will have earned its 50% interest in the Rainier (La Cienega) Property claims.

              KLS did not complete their portion of the agreement to this point, consequently they lost their interest in the Rainier (La Cienega) property.

              Deferred exploration and development expenditures of $427,319 Cdn. have been incurred to date by the Company on the property.

              The Company owns 100% right, title and interest in and to Mineral Concession #199518 La Esperanza within the Rainier II claim, Sonora State of Mexico. The property was acquired on

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

      4.  INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES, CONTINUED

          (c) Rainier (La Cienega) Property, Sonora, Mexico, Continued

              June 6, 1994 by issuing 100,000 shares of the Company (deemed value $80,000), payment of $9,809 U.S. cash and the retention by Edward Ingham of a 2% net smelter return.

              The Company owns 100% right, title and interest in and to Mineral Concession #199397 La Japonesa within the Rainier I claim, Sonora State of Mexico. The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company (deemed value $80,000), payment of $8,649 U.S. cash and the retention by Donald Randolph of a 2% net smelter return.

          (d) La Virgen, Michoacan, Mexico

              On June 12, 1996, the Company signed an option to acquire a copper oxide property consisting of 1,500 acres of Mexican mining claims controlled by Minera Virgo SA de C.V. under a renewable 25 year mining exploration license granted to Minera Virgo in December, 1990.

              The agreement provides for a total of $3 million U.S. to be paid to Minera Virgo over a 3.5 year period and a 3% net smelter royalty on production of the first 50 million pounds of copper as follows:

                Payment (U.S.)                           Due date
                --------------                           -----------------
                  $   25,000                             Paid
                     250,000                             Paid
                     225,000                             Paid
                     500,000                             February 19, 1998
                   1,000,000                             February 19, 1999
                   1,000,000                             February 19, 2000
                  ----------
                  $3,000,000
                  ==========

              The royalty escalates as additional copper is discovered and produced and is capped at 7% after 300 million pounds of copper have been produced.

              During 1996, the Company paid Minera Virgo $25,000 U.S. for an exclusive 75 day option on the property, during which time the Company conducted its due diligence review. Subsequent

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

      4.  INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES, CONTINUED

          (d) La Virgen, Michoacan, Mexico, Continued

              In the event the Company arranged plant financing, estimated at $5 million U.S. and the plant was 75% complete as confirmed by an independent engineer, all of the unissued common shares and share purchase warrants were to be issued to the finder.

              Since the property acquisition payment due on February 19, 1998 was not paid, the Company is in default and loses all rights to the claims, consequently all expenditures on this property have been charged to operations in the 1998 fiscal year.

          (e) Gold Hill Property, Nevada

              By an amended agreement dated September 26, 1997 between the Company and Everett L. Manley (the "Vendor"), the Company has an option to purchase 53 mining claims in the Round Mountain Mining District, Nye County, Nevada located four miles north of Round Mountain in consideration of $1,010,000 U.S. over 10 1/2 years in annual payments on October 1, $25,000 in each of 1997, 1998, 1999, $50,000 in each of 2000 and 2001, $100,000 in each of 2002 and 2003, $140,000 in 2004 and $200,000 in each of 2005 and 2006.. As at August 31, 1998, the Company had paid $130,000 U.S. to the Vendors.

              By an amended agreement dated June 2, 1998 between the Company and Hagel Augen, the latter will earn a 100% working interest in the Gold Hill Property. Hagel Augen is committed to the following payments and investments on the property:

              - a cash payment of $53,000 U.S. (paid) upon execution of the agreement.

              - a cash investment of $147,000 U.S. in the property which includes 1998 property maintenance payments on or before December 31, 1998.

              - a cash investment of $400,000 U.S. in the property which includes 1999 property maintenance payments on or before December 31, 1999.

              - a cash investment of $500,000 U.S. in the property which includes year 2000 property maintenance payments on or before December 31, 2000.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)
      4.  INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES, CONTINUED

          (e) Gold Hill Property, Nevada, Continued

              - a cash investment of $500,000 U.S. in the property which includes year 2001 property maintenance payments on or before December 31, 2001.

              - a cash investment of $500,000 U.S. in the property which includes year 2002 property maintenance payments on or before December 31, 2002.

              - a cash investment of $500,000 U.S. in the property which includes year 2003 property maintenance payments on or before December 31, 2003.

              Deferred exploration and development expenditures of $306,766 have been incurred to date by the Company on the property.

          (f) OK Copper Mine, Utah

              By an agreement dated November 7, 1997 between the Company and Centurion Mines Corporation (the "Vendor"), the Company purchased copper properties in four townships in Beaver County, Utah. Consideration is the issuance of 2 million common shares of the Company (issued). The vendor also retains a 12% net profits interest to apply to all copper production coming from any claims. Deferred exploration and development expenditures of $1,229,639 have been incurred to date by the Company on the property.

              A finder's fee of 150,000 shares at a price of $0.65 Cdn. was paid in fiscal 1998.

          (g) Beaver Lake, Utah
              By an agreement dated November 4, 1997 between the Company and Cortex Mining & Exploration Co. Inc. (the "Vendor"), the Company purchased mining claims in Beaver County, Utah. Consideration is 2 million common shares of the Company issued in two tranches: one million shares upon closing (issued) and another one million upon the Company's successful completion of a favourable feasibility study or upon commencement of commercial production. The Vendor also retains a 2% net smelter return royalty which will not exceed 3 million dollars (U.S.) in aggregate. The Company also granted Cortex one million warrants for the Company's common shares exercisable at $1.00 per share.

              A finder's fee of 75,000 shares at a price of $0.65 Cdn. each was paid in fiscal 1998.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

      5.  CAPITAL ASSETS
                                            1998
                                            ------------------------------
                                                     Accumulated
                                            Cost     Depreciation  Net
                                            -------  ------------  -------
            Office equipment                $15,021    $10,701     $ 4,320
            Computer equipment                6,234      4,981       1,253
                                            -------    -------     -------
                                            $21,255    $15,682     $ 5,573
                                            =======    =======     =======

                                            1997
                                            ------------------------------
                                                     Accumulated
                                            Cost     Depreciation  Net
                                            -------  ------------  -------
            Office equipment                $15,021    $ 9,621     $ 5,400
            Computer equipment                6,234      4,444       1,790
                                            -------    -------     -------
                                            $21,255    $14,065     $ 7,190
                                            =======    =======     =======

      6.  CAPITAL STOCK

          (a) Authorized
              100,000,000 Common shares without par value
          (b) Issued

                                                1998               1997
                                                -----------------------   -----------------------
                                                Number                    Number
                                                of Shares    Amount       of Shares    Amount
                                                ----------   ----------   ----------   ----------
                 Balance, Beginning of Year     17,421,685   $6,367,317   15,647,182   $5,527,649

                 Issued during year
                 For cash, private placements    1,013,418      557,380    1,135,417      565,000
                 For cash on exercise of share
                   purchase options              1,293,823      509,530       80,000       32,240
                 For cash on exercise of share
                   purchase warrants               507,812      189,299       42,188       13,500
                 For resource property
                   acquisition (note 4(f)(g))    3,000,000    1,950,000            0            0
                 For finder's fee                  225,000      146,250      100,000       58,000
                 For settlement of debt                  0            0      416,898      170,928
                 Listing costs                           0      (15,665)           0            0
                                                ----------   ----------   ----------   ----------
                                                 6,040,053    3,336,794    1,774,503      839,668
                                                ----------   ----------   ----------   ----------
                 Balance, End of Year           23,461,738   $9,704,111   17,421,685   $6,367,317
                                                ==========   ==========   ==========   ==========

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

      6.  CAPITAL STOCK, CONTINUED

          (c) At August 31, the following share purchase options were outstanding

                                                      Number of Shares
                                     Exercise         --------------------
                Expiry Date          Price            1998       1997
                -------------------  ---------------  ---------  ---------
                March 6, 1998        $0.40                    0    620,030
                June 3, 1998         $0.58                    0    514,108
                December 21, 1998    $0.22              150,000    150,000
                March 12, 1999       $0.55              215,040    240,040
                November 20, 1999    $0.64              430,855          0
                July 20, 2000        $0.49            1,550,279          0

          (d) At August 31, the following share purchase warrants were outstanding

                                                      Number of Shares
                                     Exercise         --------------------
                Expiry Date          Price            1998       1997
                -------------------  ---------------  ---------  ---------
                November 10, 1997    $ 0.37 year 2            0    507,812
                April 16, 1998       $ 0.58 year 2            0  1,000,000
                September 16, 1998   $ 0.55 year 2      135,417    135,417
                June 4, 1998         $ 1.50 year 1            0    100,000
                February 15, 1999    $ 0.70 year 1    1,013,418          0
                February 19, 1999    $ 0.575 year 2   1,000,000  1,000,000
                June 4, 2000         $ 1.00 year 1    1,000,000          0

      7.  RELATED PARTY TRANSACTIONS

          Related party transactions consist of the following

          (a) Management fees of $Nil (1997 - $12,000; 1996 - $36,500) paid to directors, officers and shareholders. Directors' fees of $2,600 were paid in 1998.

          (b) Office and miscellaneous expense includes $Nil (1997 - $6,000; 1996 - $18,000) paid to a director for secretarial services.

          (c) Consulting fees of $32,500 (1997 - $30,000; 1996 - $30,000)
              paid to an officer.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

      7.  RELATED PARTY TRANSACTIONS, CONTINUED

          (d) An option to acquire a 100% interest in the Eagle (Rio Yaqui) Claims (note 4(b)) and an agreement to acquire a 90% interest in the Rainier claims in Mexico (note 4(c)) are both from a director and officer.

          (e) Investment in and expenditures on resource properties includes $77,735 (1997 - $30,538; 1996 - $45,795) paid in the year to directors and/or Companies controlled by directors for geological consulting services and labour.

          (f) A shareholder and director has made advances to the Company which were outstanding in whole or in part at the year-end in the amount of $718,606 (1997 - $400,077, 1996 - $238,320).
              These advances are non-interest bearing.

     8. INCOME TAX LOSSES

        The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in the financial statements. These losses expire as follows:

          Available to                              1998        1997
          ------------                              ----------  ----------
          1998                                      $        0  $  161,000
          1999                                         245,000     245,000
          2000                                         184,000     184,000
          2001                                         211,000     211,000
          2002                                         338,000     338,000
          2003                                         321,000     321,000
          2004                                         214,000     214,000
          2005                                         204,000           0
                                                    ----------  ----------
                                                    $1,717,000  $1,674,000
                                                    ==========  ==========

      9.  SUBSEQUENT EVENTS

          Subsequent to August 31, 1998:

          (a) the Company issued 704,727 shares at a price of $0.55 per share for settlement of a loan payable of $387,600.

          (b) 1,165,214 share purchase options were exercised at a price of $0.49 per share for proceeds of $570,955.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

     10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

          (a) Exploration expenditures

              Under Canadian GAAP acquisition costs and exploration expenditures are capitalized (note 2(a)).

              Under US GAAP, exploration expenditures are expensed as incurred until commercial feasibility thereof is established. Commercial feasibility is established in compliance with Industry Guide 7. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

              Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

     10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), CONTINUED

          (a) Exploration expenditures, Continued

              The effect on the statements of operations, shareholders' equity and loss per share figures are set out below:

                                                       1997          1997          1996
                                                       -----------   -----------   -----------
                                                                  Canadian Dollars
                   Statement of Operations for the
                     Year Ended August 31

                   Reconciliation of net loss from
                     Canadian GAAP to US GAAP
                   Net loss per Canadian GAAP          $(1,666,820)  $  (650,661)  $  (580,122)
                   Acquisition of mineral properties    (2,182,744)     (765,933)     (140,038)
                   Deferred exploration and
                     development costs                  (1,912,068)     (278,258)     (490,617)
                                                       -----------   -----------   -----------
                   Net loss per U.S. GAAP              $(5,761,632)  $(1,694,852)  $(1,210,777)
                                                       ===========   ===========   ===========
                   Balance Sheet as at August 31

                   Shareholders' equity per
                     Canadian GAAP                     $ 4,667,751   $ 2,997,777   $ 2,808,770
                   Adjustment to US GAAP
                   Acquisition cost and exploration
                     costs on resource properties       (5,946,032)   (3,310,715)   (2,704,985)
                                                       -----------   -----------   -----------
                   Shareholders' equity (deficit)
                     per U.S. GAAP                     $(1,278,281)  $  (312,938)  $   103,785
                                                       ===========   ===========   ===========
                   Loss per share in accordance
                     with U.S. GAAP                    $     (0.30)  $     (0.10)  $     (0.09)
                                                       ===========   ===========   ===========

          (b) Statement of changes in financial position

              The Statement of Changes in Financial Position have been prepared in accordance with Canadian GAAP.

              Under Canadian GAAP, cash and equivalents is defined as cash net of short-term borrowings. Under U.S. GAAP, short-term borrowings are considered a financing activity.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

     10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), CONTINUED

          (b) Statement of changes in financial position, Continued

              Under U.S. GAAP, financing and investing activities that do not result in cash flow would be excluded from the Statement of Changes in Financial Position and disclosed separately. The following items that are included in the Statement of Changes in Financial Portion would be disclosed separately under U.S. GAAP.

                                                       1997          1997          1996
                                                       -----------   -----------   -----------
                   Acquisition of mineral              $(2,096,250)  $         0   $   (11,500)
                   Shares issued for mineral interest    2,096,250             0        11,500
                                                       -----------   -----------   -----------
                                                       $         0   $         0   $         0
                                                       ===========   ===========   ===========

          (c) Recent accounting pronouncements

              (i)    Earnings per share

                     In February 1997, the Financial Accounting Standards Board issued SFAS 128, "Earnings Per Share:, and SFAS 129, "Disclosure of Information about Capital Structure". SFAS 128, which is effective for fiscal years ending after December 15, 1997, including interim periods, requires the presentation of basic and diluted earnings per share ("EPS"). The Company's adoption of SFAS 128 for U.S. GAAP purposes results in no difference in net loss disclosure.

              (ii)   Income tax

                     Under Canadian GAAP, the future tax benefit related to the non-capital loss carry forwards have not been recorded in the accounts. Under U.S. GAAP, companies must follow the requirements of Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires the use of the asset/liability method for measurement of tax liabilities, wherein deferred tax assets are recognized as well as deferred tax liabilities.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements, Continued
     Years Ended August 31, 1998 and 1997
     (Canadian Dollars)

     10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP), CONTINUED

          (c) Recent accounting pronouncements, Continued

                     The Company has significant non-capital loss carryforwards (note 8). SFAS 109 would require the recognition of a long-term tax asset for the future benefit expected from the application of these carryforwards to future profitable years. If it is expected that the entire amount of non-capital loss carryforwards will not be utilized, then a valuation allowance is applied to the asset to reasonably state the asset at its expected value. Under SFAS 109, disclosure of the amount of the valuation allowance is required. As at August 31, 1998, the valuation allowance is equal to 100% of the deferred tax asset.

              (iii)  Other items

                     SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information" were also issued in 1997. These standards became effective in 1998, expand or modify disclosures and, accordingly, have no effect on the Company's consolidated financial position, results of operations or cash flows.

          (d) Stock based compensation

              From time to time the Company grants incentive stock options to officers, directors and consultants. For Canadian accounting purposes there is no compensation recognition when the option is granted or exercised.

              For U.S.GAAP purposes the Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, no compensation cost has been recognized because stock options granted under the plans were at exercise prices which approximate market value at date of grant. Compensation expense will be recorded when options are granted to management at discounts to market.

     NEVADA STAR RESOURCE CORP.
     Consolidated Financial Statements
     May 31, 1999
     (Unaudited - Prepared by Management)



     INDEX                                                             Page

       Consolidated Financial Statements

       Consolidated Balance Sheet

       Consolidated Statement of Operations and Deficit

       Consolidated Statement of Changes in Financial Position

       Consolidated Statement of Investment In and Expenditures on Resource Properties

       Notes to Consolidated Financial Statements

     NEVADA STAR RESOURCE CORP.
     Consolidated Balance Sheet
     May 31
     (Unaudited - Prepared by Management)

                                                  1999         1998
                                                  -----------  -----------
     Assets

     Current
       Cash and temporary investments             $    27,434  $   317,243
       Accounts receivable                              7,271        3,289
       Prepaid expenses                                     0          312
                                                  -----------  -----------
                                                       34,705      320,844
     Investment in and Expenditures on Resource
       Properties (note 2)                          6,812,502    4,474,102
     Capital Assets                                     4,646        5,574
                                                  -----------  -----------
                                                  $ 6,851,853  $ 4,800,520
                                                  ===========  ===========
     Liabilities

     Current
       Accounts payable                           $   107,366  $     4,324
       Subscription payable                            22,273            0
       Due to shareholders                            537,934      553,456
       Due to Quadrant                                      0      328,900
                                                  -----------  -----------
                                                      667,573      886,680
                                                  -----------  -----------
     Shareholders' Equity

     Capital Stock (note 3)                        11,315,505    7,376,985
     Deficit                                       (5,131,225)  (3,463,145)
                                                  -----------  -----------
                                                    6,184,280    3,913,840
                                                  -----------  -----------
                                                  $ 6,851,853  $ 4,800,520
                                                  ===========  ===========

     See notes to consolidated financial statements.

     NEVADA STAR RESOURCE CORP.
     Consolidated Statement of Operations and Deficit
     Nine Month Period Ended May 31
     (Unaudited - Prepared by Management)

                                                  1999         1998
                                                  -----------  -----------
     Administration Costs
       Consulting                                 $    25,201  $    42,619
       Professional fees                               22,290       15,785
       Office and miscellaneous                        12,257       20,519
       Shareholder relations                           10,305        6,519
       Listing and filing fees                          7,527        9,586
       Property examination                             3,976        8,737
       Directors' meeting fees                          1,797          860
       Capital tax                                        990            0
       Telephone                                          825        3,909
       Bank charges and interest                          697          866
       Travel                                             573        6,957
       Transfer agent                                       0        9,724
       Amortization                                       928        1,617
                                                  -----------  -----------
                                                       87,366      127,698
     Interest Income                                     (239)      (2,278)
     Foreign Currencies Exchange Loss                   7,738      (31,817)
                                                  -----------  -----------
     Net Loss for Period                               94,865       93,603
     Deficit, Beginning of Period                   5,036,360    3,369,542
                                                  -----------  -----------
     Deficit, End of Period                       $ 5,131,225  $ 3,463,145
                                                  ===========  ===========
     Loss Per Share                               $     0.004  $     0.005
                                                  ===========  ===========
     Weighted Average Number of Shares
       Outstanding                                 24,830,526   17,870,201
                                                  ===========  ===========

     See notes to consolidated financial statements.

     NEVADA STAR RESOURCE CORP.
     Consolidated Statement of Changes in Financial Position
     Nine Month Period Ended May 31
     (Unaudited - Prepared by Management)

                                                  1999         1998
                                                  -----------  -----------
     Cash Used in Operating Activities
       Net loss                                   $   (94,865) $   (93,603)
       Item not involving cash
         Amortization                                     928        1,617
                                                  -----------  -----------
                                                      (93,937)     (91,986)
                                                  -----------  -----------
     Changes in Non-Cash Working Capital
       Accounts receivable                             (3,166)      (1,463)
       Accounts payable                                89,218       (7,334)
       Subscription payable                          (358,856)           0
       Advances from Quadrant                               0      328,900
       Loan payable                                  (387,600)           0
       Advances from shareholders                    (180,672)     153,378
                                                  -----------  -----------
                                                     (841,076)     473,481
                                                  -----------  -----------
                                                     (935,013)     381,495
                                                  -----------  -----------
     Investing Activities
       Acquisition of mineral properties              (53,563)     (17,686)
       Deferred exploration and development
         costs                                       (812,908)  (1,145,701)
                                                  -----------  -----------
                                                     (866,471)  (1,163,387)
                                                  -----------  -----------
     Financing Activity
       Issuance of shares
       - for cash                                     763,910    1,009,668
       - for debt                                     847,484            0
                                                  -----------  -----------
                                                    1,611,394    1,009,668
                                                  -----------  -----------
     Decrease in Cash                                (190,090)     227,776
     Cash and Temporary Investments, Beginning
       of Period                                      217,524       89,467
                                                  -----------  -----------
     Cash and Temporary Investments,
       End of Period                              $    27,434  $   317,243
                                                  ===========  ===========

     See notes to consolidated financial statements.

     NEVADA STAR RESOURCE CORP.
     Consolidated Statement of Investments In and Expenditures on Resource
       Properties
     Nine Month Period Ended May 31
     (Unaudited - Prepared by Management)

                                                  1999         1998
                                                  -----------  -----------
     Balance, Beginning of Period                 $ 5,946,032  $ 3,310,715
                                                  -----------  -----------
     Expenditures for the Period
       Equipment                                      264,538            0
       Drilling                                       196,784      367,672
       Labour                                         128,523      183,748
       Materials and supplies                          91,659       43,580
       Acquisition costs                               53,563       17,686
       Assays                                          50,792      123,932
       Geological consulting                           48,603      185,861
       Recording fees                                  17,298       37,512
       Miscellaneous                                    4,815       18,461
       Travel                                           4,756       53,626
       Legal                                            3,931       51,416
       Storage                                          1,095          683
       Accommodation and meals                            113        9,056
       Property taxes                                       0       95,814
       Reimburse staking costs                              0      (25,660)
                                                  -----------  -----------
                                                      866,470    1,163,387
                                                  -----------  -----------
     Balance, End of Period                       $ 6,812,502  $ 4,474,102
                                                  ===========  ===========

     See notes to consolidated financial statements.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements
     Nine Month Period Ended May 31
     (Unaudited - Prepared by Management)

      1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

          The Company is incorporated under the laws of British Columbia and was continued into the Yukon Territory of Canada in 1998. The principal business activity is the exploration and development of natural resource properties.

          These unaudited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation and Nevada Star Resource de Mexico, S.A. de C.V., a wholly-owned subsidiary of Nevada Star Resource Corp. (U.S.). All significant intercompany balances and transactions have been eliminated.

          These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The accounting policies followed by the Company and other information are contained in the notes to the Company's audited consolidated financial statements for the year ended August 31, 1998 which were issued to the shareholders.

          In the opinion of the Company's management, these financial statements reflect all adjustments necessary to present fairly the Company's consolidated financial position at May 31, 1999 and 1998 and the consolidated results of operations and changes in financial position for the nine months then ended. The results of operations for the nine months ended May 31, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year.

      2.  INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

          (a) Eagle (Rio Yaqui) Claims, Sonora, Mexico

              By a Letter of Agreement dated October 29, 1992 (as amended) the Company may earn a 100% interest (subject to a 2% net smelter returns royalty) in the rights to extract gold from mining claims known as Eagle, Eagle I, Eagle II, and Yaqui located in the Soyopa and Onaves mining districts, State of Sonora, Mexico. Consideration consists of

              - a cash payment of $95,500 U.S. for reimbursement of the
                vendor's out-of-pocket costs (paid)

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements
     Nine Month Period Ended May 31
     (Unaudited - Prepared by Management)

      2.  INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES, CONTINUED

          (a) Eagle (Rio Yaqui) Claims, Sonora, Mexico, Continued

              - the issuance of 200,000 shares of the Company's capital
                stock as follows: 50,000 shares upon the acceptance of the Agreement by regulatory authorities (issued in fiscal 1994) and 50,000 shares each at the time of filing of the next three engineers reports recommending work programs of minimum $25,000 U.S. each on the project. The first work program was completed in fiscal 1995 and 50,000 shares were issued.

              Deferred exploration and development expenditures of $48,110 have been incurred to date by the Company on the property.

          (b) Rainier (La Cienega) Property, Sonora, Mexico

              By an agreement dated May 31, 1994 between the Company and Pacific Rainier de Mexico ("PRM"), the Company can earn a 90% interest in mining claims known as the Rainier 1 through Rainier 6 located in the Golden Triangle District, State of Sonora, Mexico. Consideration will be repayment of substantiated costs of $913,099 U.S. expended to date by PRM on the property, and the issuance of 1,400,000 shares of the Company when a mine is developed and commences production provided that an independent valuation report confirms a net present value (net of all costs and previous consideration) for the 90% interest of at least $1,190,000 Cdn. This is a non-arm's length transaction. The out-of-pocket costs of $913,099 U.S. were settled by the issuance of a two-year convertible debenture bearing interest at 6% and convertible at $0.85 Cdn. per share in the first year and at $0.98 Cdn. per share in the second year. Exchange in the conversion is fixed at $1.40 Cdn. for $1.00 U.S. The debenture was converted into 1,596,215 shares at $0.85 Cdn. per share in fiscal 1996.

              By an amended agreement with KLS in 1995, KLS will earn a 50% interest in the Rainier (La Cienega) Property. To earn this interest, KLS must pay to PRM $90,000 U.S. in holding costs, one-half in cash and one-half in KLS stock. In addition, KLS must pay $120,000 U.S. of the total $150,000 U.S. advance royalty owing on the Ryan Lode project should the pre-feasibility study prove positive. The Company will be required to pay the remaining $30,000 U.S. at this time.
              Upon payment of the $120,000 U.S. for the Ryan Lode Project

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements
     Nine Month Period Ended May 31
     (Unaudited - Prepared by Management)

      2.  INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES, CONTINUED

          (b) Rainier (La Cienega) Property, Sonora, Mexico, Continued

              and payment of the $90,000 U.S. to PRM, KLS will have earned its 50% interest in the Rainier (La Cienega) Property claims.

              KLS did not complete their portion of the agreement to this point, consequently they lost their interest in the Rainier (La Cienega) property.

              Deferred exploration and development expenditures of $439,915 Cdn. have been incurred to date by the Company on the property.

              The Company owns 100% right, title and interest in and to Mineral Concession #199518 La Esperanza within the Rainier II claim, Sonora State of Mexico. The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company (deemed value $80,000), payment of $9,809 U.S. cash and the retention by Edward Ingham of a 2% net smelter return.

              The Company owns 100% right, title and interest in and to Mineral Concession #199397 La Japonesa within the Rainier I claim, Sonora State of Mexico. The property was acquired on June 6, 1994 by issuing 100,000 shares of the Company (deemed value $80,000), payment of $8,649 U.S. cash and the retention by Donald Randolph of a 2% net smelter return.

          (c) Gold Hill Property, Nevada

              By an amended agreement dated September 26, 1997 between the Company and Everett L. Manley (the "Vendor"), the Company has an option to purchase 53 mining claims in the Round Mountain Mining District, Nye County, Nevada located four miles north of Round Mountain in consideration of $1,010,000 U.S. over 10 1/2 years in annual payments on October 1, $25,000 in each of 1997, 1998, 1999, $50,000 in each of 2000 and 2001, $100,000 in each of 2002 and 2003, $140,000 in 2004 and $200,000 in each of 2005 and 2006. As at May 31, 1999, the Company has paid $130,000 U.S. to the Vendors.

              By an amended agreement dated June 2, 1998 between the Company and Hagel Augen, the latter will earn a 100% working interest in the Gold Hill Property. Hagel Augen is committed to the following payments and investments on the property:

              - a cash payment of $53,000 U.S. (paid) upon execution of the agreement.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements
     Nine Month Period Ended May 31
     (Unaudited - Prepared by Management)

      2.  INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES, CONTINUED

          (c) Gold Hill Property, Nevada

              - a cash investment of $147,000 U.S. in the property which includes 1998 property maintenance payments on or before December 31, 1998.

              - a cash investment of $400,000 U.S. in the property which includes 1998 property maintenance payments on or before December 31, 1999.

              - a cash investment of $500,000 U.S. in the property which includes year 2000 property maintenance payments on or before December 31, 2000.

              - a cash investment of $500,000 U.S. in the property which includes year 2001 property maintenance payments on or before December 31, 2001.

              - a cash investment of $500,000 U.S. in the property which includes year 2001 property maintenance payments on or before December 31, 2002.

              - a cash investment of $500,000 U.S. in the property which includes year 2001 property maintenance payments on or before December 31, 2003.

              Hagel Augen did not complete their portion of the agreement to this point, consequently they lost their interest in the Gold Hill property.

              Deferred exploration and development expenditures of $310,159 have been incurred to date by the Company on the property.

          (d) OK Copper Mine, Utah

              By an agreement dated November 7, 1997 between the Company and Centurion Mines Corporation (the "Vendor"), the Company purchased copper properties in four townships in Beaver County, Utah. Consideration is the issuance of 2 million common shares of the Company (issued). The Vendor also retains a 12% net profits interest to apply to all copper production coming from any claims.

              A finder's fee of 150,000 shares at a price of $0.65 Cdn. was paid in fiscal 1998.

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements
     Nine Month Period Ended May 31
     (Unaudited - Prepared by Management)

      2.  INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (Continued)

          (e) Beaver Lake, Utah

              By an agreement dated November 4, 1997 between the Company and Cortex Mining & Exploration Co. Inc. (the "Vendor"), the Company purchased mining claims in Beaver County, Utah. Consideration is 2 million common shares of the Company issued in two tranches: one million shares upon closing (issued) and another one million upon the Company's successful completion of a favourable feasibility study or upon commencement of commercial production. The Vendor also retains a 2% net smelter return royalty which will not exceed 3 million dollars (U.S.) in aggregate. The Company also granted Cortex one million warrants for the Company's shares exercisable at $1.00 per share.

              A finder's fee of 75,000 shares at a price of $0.65 Cdn. each was paid in fiscal 1998.

      3.  CAPITAL STOCK

          (a) Authorized
                100,000,000 Common shares without par value
          (b) Issued

                                              1999                       1998
                                              ------------------------   ------------------------
                                              Number                     Number
                                              of Shares    Amount        of Shares    Amount
                                              ----------   -----------   ----------   -----------
                 Balance, Beginning of
                   Period                     23,461,738   $ 9,704,111   17,421,685   $ 6,367,317
                                              ----------   -----------   ----------   -----------
                 Issued for cash
                   Private placement                   0             0    1,013,418       557,380
                 Exercise of share
                   purchase options            1,584,204       763,910      645,031       262,989
                 Exercise of share
                   purchase warrants                   0             0      507,812       189,299
                 Issued for debt
                   settlement                  3,258,043       847,484            0             0
                                              ----------   -----------   ----------   -----------
                                               4,842,247     1,611,394    2,166,261     1,009,668
                                              ----------   -----------   ----------   -----------
                 Balance, End of Period       28,303,985   $11,315,505   19,587,946   $ 7,376,985
                                              ==========   ===========   ==========   ===========

     NEVADA STAR RESOURCE CORP.
     Notes to Consolidated Financial Statements
     Nine Month Period Ended May 31
     (Unaudited - Prepared by Management)

      3.  CAPITAL STOCK, CONTINUED

            (c) At May 31, the following share purchase options were
                outstanding

                                                  Exercise       Number
                  Expiry Date                     Price          of Shares
                  -----------------------------   ------------   ---------
                  July 20, 2000                   $0.30             70,779
                  March 2, 2001                   $0.30          2,490,895

            (d) At May 31, the following share purchase warrants were
                outstanding

                                                  Exercise       Number
                  Expiry Date                     Price          of Shares
                  -----------------------------   ------------   ---------
                  February 15, 2000               $0.70 year 1   1,013,418
                  June 4, 2000                    $1.00 year 1   1,000,000

      4.  RELATED PARTY TRANSACTIONS

          (a) Consulting fees of $17,500 (1998 - $22,500) paid to an officer.

          (b) An option to acquire a 100% interest in the Eagle (Rio Yaqui) Claims (note 2(a)) and an agreement to acquire a 90% interest in the Rainier claims in Mexico (note 2(b)) are both from a director and officer.

          (c) Investment in and expenditures on resource properties includes $62,253 (1998 - $77,735) paid in the year to directors and/or Companies controlled by directors for geological consulting services, labour and travel.

      5.  SUBSEQUENT EVENTS

          Subsequent to the nine month period ended May 31, 1999, the Company issued 74,245 shares at $0.30 per share for exercising of options.

                                    PART III

     ITEM 1.  INDEX TO EXHIBITS.

              (1)  Underwriting agreement                               N/A
              (2)  Plan of acquisition, reorganization arrangement,
                   liquid, or succession.                               N/A
              (3)  (i)    Certificate and Memorandum of Incorporation  Page
                   (ii)   Articles                                     Page
                   (iii)  Certificate and Articles of Continuance      Page
              (4)  Instruments defining the rights of holders,
                   including indentures                                 N/A
              (5)  Opinion re: legality                                 N/A
              (6)  No exhibit required                                  N/A
              (7)  [Removed and reserved]                               N/A
              (8)  Opinion re: tax matters                              N/A
              (9)  Voting trust agreement                               N/A
              (10) Material contracts                                     P
              (11) Statement re: computation of per share earnings      N/A
              (12) No exhibit required                                  N/A
              (13) Annual or quarterly reports, Form 10-Q               N/A
              (14) [Removed and reserved]                               N/A
              (15) Letter on unaudited interim financial information    N/A
              (16) Letter on change in certifying accountant            N/A
              (17) Letter on director resignation                       N/A
              (18) Letter on change in accounting principles            N/A
              (19) Reports furnished to security holders                N/A
              (20) Other documents or statements to security holders    N/A
              (21) Subsidiaries of the registrant                      Page
              (22) Published report regarding matters submitted to
                   vote                                                 N/A
              (23) Consent of experts and counsel                       N/A
              (24) Power of attorney                                    N/A
              (25) Statement of eligibility of trustee                  N/A
              (26) Invitations for competitive bids                     N/A
              (27) Financial Data Schedule        Filed Electronically Only
              (28) [Removed and reserved]
              [Reserved (29) through (98)]
              (99) Additional Exhibits                                  N/A

     ITEM 2.  DESCRIPTION OF EXHIBITS.

     Not Applicable

     SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated this 9th day of September 1999


                                        NEVADA STAR RESOURCE CORP.


                                        By: Monty D. Moore
                                            -------------------------------
                                            Monty D. Moore, President